RECEIVED
2004 JUN 28 P 12: 01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

04030990

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, ,23 June 2004

Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan discloses shareholding in own shares (potentially 18.93% of voting rights.	21 June 2004	H
Media release: Givaudan starts prolonged share buy back programme.	22 June 2004	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont   R. Garavagno

dw 6/29

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

Enclosures mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

RECEIVED
2004 JUN 28 P 12: C
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

Media Release

Givaudan Starts Prolonged Share Buy Back Programme

Geneva, 22 June. As announced on 14 June 2004, the Board of Directors of Givaudan SA has resolved to extend the share buy back programme 2003/2004 concerning 800,000 registered shares by one year, i.e. until 30 June, 2005.

The modalities of the prolongation of this share buy back programme are published in Finanz und Wirtschaft, in Neue Zürcher Zeitung and Le Temps (all on 23 June 2004) as well as by clicking here.

For further information please contact:

Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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Givaudan

Zürich, June 23, 2004

Prolongation of the share buy-back
concerning up to 10% of the share capital

Givaudan SA (**«Givaudan»**) has resolved to prolong until June 30, 2005, the share buy-back programme started on June 30, 2003 concerning up to 800'000 registered shares, equal to 10% of its share capital. On April 16, 2004, the ordinary annual general meeting approved the cancellation of 200,000 shares previously acquired in the frame of the buy-back, with a nominal value of CHF 10.00 each (the **«Shares»**) and the reduction of the share capital from CHF 80 million to CHF 78 million. Consequently, until June 30, 2005, up to 600,000 further Shares (7.7% of the share capital and voting rights) may still be repurchased and the share capital reduced by a further CHF 6 million to CHF 72 million. Such reduction corresponds, based on the closing price of the Shares on June 23, 2004, *to a market value of CHF 420 million. The board of directors intends to propose to the next ordinary shareholders' meeting to* reduce the share capital in the amount of Shares repurchased by then. Givaudan intends to reduce its liquidity and to optimise its capital structure by such reduction of the share capital. The board of directors reserves though to itself to further use the Shares bought back for the financing of acquisitions. In this event no capital reduction will take place. The share buy-back will only be carried out at virt-x.

Second trading line at virt-x

A second trading line for the Shares has been established at virt-x as from June 30, 2003. On this second trading line only Givaudan can act as a buyer (through the bank mandated for the share buy-back) and acquire own Shares for the purpose of the subsequent capital reduction. The ordinary trading in Shares under the existing security no. 1064 593 will not be affected by this measure and will normally continue. Therefore, a shareholder of Givaudan willing to sell its Shares has the option to sell the Shares through normal trading or to tender them to Givaudan on the second trading line for the purpose of the subsequent capital reduction. Givaudan has *at no time an obligation to acquire own Shares over the second trading line; it will act as buyer depending on the market situation.*

In case of a sale via the second trading line the Federal Anticipatory Tax of 35% will be deducted from the difference between the repurchase price and the nominal value of the Shares of CHF 10.00 (= net price). The anticipatory tax will be levied and deducted in any event, even if, as mentioned, the board of directors should resolve to sell the Shares bought back for the financing of acquisitions.

Prolongation of the Share Buy-Back	Prolonged until June 30, 2005.
Repurchase Price	The repurchase prices or the stock prices on the second trading line will follow the stock *prices of the Shares traded on the first trading line.*
Pay-Out of the Net Price and Delivery of Shares	Trading on the second trading line constitutes a normal stock exchange trade. The pay-out of the net price (repurchase price less Federal Anticipatory Tax on the difference between the repurchase price and the nominal value) as well as the delivery of the Shares bought back will take place within three stock exchange days after the trade date.
Mandated Bank	*Givaudan has mandated swissfirst Bank AG, Zurich, to process the share buy-back.* swissfirst Bank will as only stock exchange member quote bid prices for the Shares on behalf of Givaudan on the second trading line.
Sale on Second Trading Line	Selling shareholders turn themselves to their house bank or to swissfirst Bank AG, Zurich, mandated with the processing of the share buy-back.
Trading on Second Trading Line	Trading on the second trading line started on June 30, 2003 at virt-x and will last no longer than June 30, 2005.
Duty to Trade on Exchange	*Pursuant to a decision of the SWX Swiss Exchange all transactions on the second trading line* must be on-exchange. No off-exchange trades are allowed.
Taxes	Both for Federal Anticipatory Tax (Verrechnungssteuer) and for direct income tax purposes the repurchase of own shares for the purpose of a formal reduction of the nominal share capital is considered as a partial liquidation of the repurchasing company. The consequences for the selling shareholder – independent of the later use by Givaudan of the Shares bought back – are the following:
1. Federal Anticipatory Tax	The Federal Anticipatory Tax at a rate of 35% is levied on the difference between the repurchase price and the nominal value of the shares. The tax is withheld from the repurchase price by the repurchasing company or the mandated bank, respectively, on the account of the Swiss Federal Tax Administration. Swiss resident selling shareholders are entitled to a refund of the Federal Anticipatory Tax if they beneficiary own the shares at the time of repurchase of the shares (Article 21 Section *1 a Federal Law on Federal Anticipatory Tax). Non-Swiss resident selling shareholders may* apply for a refund of the Federal Anticipatory Tax based on the applicable tax treaty, if any.
2. Direct Income Tax	The following comments refer to the taxation for Federal Direct Tax (Direkte Bundessteuer). As a general rule, the practice in connection with the cantonal and municipal taxes follows the taxation for the Federal Direct Tax. a. Shares held as private assets: In case of a repurchase of shares by the company the difference between the repurchase price and the nominal value of the shares is subject to income tax. b. Shares held as business assets: In case of a repurchase of shares by the company the difference between the repurchase *price and the book value of the shares is to be included in the taxable profit.*
3. Charges and Duties (Gebühren und Abgaben)	The repurchase of own shares for the purpose of a formal reduction of the nominal capital is not subject to Swiss Securities Transfer Tax (Umsatzabgabe) (however, the SWX stock exchange charge (Börsengebühr SWX) incl. the additional duty of the Swiss Federal Banking Commission (Zusatzabgabe EBK) at a rate of 0.01% is levied). The described tax consequences will take effect independent of the use Givaudan will make of the shares bought back. In individual cases, fiscal particularities may arise out of the fact that Givaudan does not cancel the shares bought back. Persons who wish to make a participation deduction (Beteiligungsabzug) are informed that the competent tax authorities may allow such deduction only, if the share capital is effectively reduced in the corresponding amount.
Non-public Information	*Givaudan confirms pursuant to applicable provisions that it is not in possession of non-public information which could substantially influence the decision of the shareholders.*

	Number of Shares	Category	Participation in % of the capital	Participation in % of the voting rights
Participation of Givaudan in its own capital	402'450	Registered Shares	5.03 %	5.03 %
	545'970	Call Options (long)	6.82 %	6.82 %
	565'970	Put Options (short)	7.07 %	7.07 %
	1'514'390	Total	18.93 %	18.93 %
Shareholders with more than 5% of the voting rights	Nestlé AG, Avenue Nestlé 55, 1800 Vevey			
	862'552	Registered Shares	10.78 %	10.78 %
	Harris Associates L.P., 2 North LaSalle Str., Chicago, USA			
	406'154	Registered Shares	5.08 %	5.08 %
Orientation by Givaudan	Givaudan will inform regularly through the internet under www.givaudan.com on the development of the share buy-back.			

This notice does neither constitute a listing notice pursuant to the listing rules of the SWX Swiss Exchange nor an issue prospectus pursuant to art. 652a or 1156 of the Swiss Code of Obligation.

This offer is not made in the United States of America and to US persons and may be accepted only by Non-US persons and outside the United States. *Offering materials with respect to this offer may not be distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States.*

The bank mandated for the share buy-back:	swissfirst Bank AG		
Givaudan SA	Valorennummer	ISIN	Telekurs-Ticker
Registered Shares of CHF 10.00 nominal value	1 064 593	CH0010645932	GIVN
Registered Shares of CHF 10.00 nominal value (Share buy-back on the second trading line)	1 616 630	CH0016166305	GIVNEE

swiss*first*

swissfirst Bank AG
Bellariastrasse 23, CH-8027 Zürich
info@swissfirst.ch, www.swissfirst.ch

File 82-5087

GIVAUDAN POTENTIALLY HAS 18.93% OF ITS OWN VOTING RIGHTS

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on June 18, 2004, it held 402'450 own registered shares (carrying 5.03% of voting rights), 565'970 put options on own stock (short position, carrying potentially 7.07% of voting rights) and 545'970 call options on own stock (long position carrying potentially 6.82% of voting rights). Total holding carries potentially 18.93% of voting rights.

(ms)FF

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GIVAUDAN POTENTIALLY HAS 18.93% OF ITS OWN VOTING RIGHTS

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